SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                               Cumulus Media, Inc.
                               -------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    231082108
                                    ---------
                                 (CUSIP Number)

                              Edward A. Balogh, Jr.
                        Bank of America Capital Investors
                       100 North Tryon Street, 25th Floor
                        Bank of America Corporate Center
                         Charlotte, North Carolina 28255
                                 (704) 386-1792
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 24, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  Page 1 of 15
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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             BA Capital Company, L.P.
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   WC
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)                                                                                          [ ]
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246   (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              PN
------------- --------------------------------------------------------------------------------------------------------------
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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             BA SBIC Management, LLC
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   AF
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)                                                                                          [ ]
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246  (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
    REPORTING
   PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              OO
------------- --------------------------------------------------------------------------------------------------------------

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CUSIP NO. 231082108                                            13D             PAGE     4         OF      15        PAGES
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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             BA Equity Management, L.P.
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   AF
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246  (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
    REPORTING
  PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              PN
------------- --------------------------------------------------------------------------------------------------------------

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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             BA Equity Management GP, LLC
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   AF
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246  (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
    REPORTING
  PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              OO
------------- --------------------------------------------------------------------------------------------------------------

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CUSIP NO. 231082108                                            13D             PAGE     6         OF      15        PAGES
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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Walter W. Walker, Jr.
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   AF
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246  (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              IN
------------- --------------------------------------------------------------------------------------------------------------

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CUSIP NO. 231082108                                            13D             PAGE     7         OF      15        PAGES
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
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Bank of America Corporation
------------ ---------------------------------------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]
                                                                                                     (b)[X]
------------ ---------------------------------------------------------------------------------------------------------------
3.           SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------------
4.           SOURCE OF FUNDS   AF
------------ ---------------------------------------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
             2(e)
------------ ---------------------------------------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------
    NUMBER OF              7.       SOLE VOTING POWER
     SHARES                         2,877,246  (See note in Item 5(c) concerning over-allotment option)
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                           -------- ----------------------------------------------------------------------------------------
                           8.       SHARED VOTING POWER
                           -------- ----------------------------------------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    2,877,246  (See note in Item 5(c) concerning over-allotment option)
                           -------- ----------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
-------------------------- -------- ----------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,877,246  (See note in Item 5(c) concerning over-allotment option)
------------- --------------------------------------------------------------------------------------------------------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                                               [ ]
------------- --------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
------------- --------------------------------------------------------------------------------------------------------------
14.           TYPE OF REPORTING PERSON
              CO
------------- --------------------------------------------------------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1998.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being jointly filed by (1) BA Capital Company, L.P., a Delaware limited partnership ("BA Capital"), (2) BA SBIC Management, LLC, a Delaware limited liability company ("BA SBIC Management"), (3) BA Equity Management, L.P., a Delaware limited partnership ("BA Equity Management"), (4) BA Equity Management GP, LLC, a Delaware limited liability company ("BA Equity Management GP"), (5) Walter W. Walker, Jr., a United States citizen and (6) Bank of America Corporation, a Delaware corporation ("Bank of America") (BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Walter W. Walker, Jr. and Bank of America, collectively the "Reporting Persons"). A list of the directors and executive officers of Bank of America is attached hereto as Annex A.

                  On July 7, 1998, (1) NationsBanc Capital Corporation, a Texas corporation, (2) NationsBank, N.A., a national banking association, (3) NB Holdings Corporation, a Delaware corporation, and (4) NationsBank Corporation, a North Carolina corporation, filed a statement on Schedule 13D to report their beneficial ownership in the issuer. In March 1999, in connection with the merger of NationsBank Corporation and Bank of America Corporation, NationsBanc Capital Corporation was merged with and into BA Capital. As a result of this reorganization, the Reporting Persons are the beneficial owners of the Class B Common Stock of the issuer and NationsBank, N.A. and NB Holdings Corporation are no longer beneficial owners.

         (b) The address of the principal business office of each Reporting Person is as follows:

     Reporting Person                          Address
     ----------------                          -------
     1.  BA Capital                            100 North Tryon Street, Floor 25
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

     2.  BA SBIC Management                    100 North Tryon Street, Floor 25
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

     3.  BA Equity Management                  100 North Tryon Street, Floor 25
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

     4.  BA Equity Management GP               100 North Tryon Street, Floor 25
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

     5.  Walter W. Walker, Jr.                 c/o BA Capital Company, L.P.
                                               100 North Tryon Street, Floor 25
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

     6.  Bank of America                       100 North Tryon Street
                                               Bank of America Corporate Center
                                               Charlotte, NC  28255

         (c) BA Capital is an investment partnership engaged principally in the business of making private investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management. Walter W. Walker, Jr.'s principal occupation is serving as the Managing Member of BA Equity Management GP and as an employee of a subsidiary of Bank of America. Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

         (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of Bank of America, as set forth on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of Bank of America, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship/State of Organization

                  BA Capital Company, L.P. - Delaware
                  BA SBIC Management, LLC - Delaware
                  BA Equity Management, L.P. - Delaware
                  BA Equity Management GP, LLC - Delaware
                  Walter W. Walker, Jr. - United States
                  Bank of America Corporation - Delaware

Except as otherwise indicated on Annex A, to the knowledge of the Reporting Persons, each executive officer and director of Bank of America, as set forth on Annex A, is a citizen of the United States.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Class B Common Stock to which this statement relates is 2,877,246 shares, representing 8.3% of the 34,724,233 shares of common stock of the Company currently outstanding, as reported in the Company's prospectus dated November 18, 1999. The Reporting Persons beneficially own the Class B Common Stock, which includes 6,000 shares of Class A Common Stock held in the form of options granted to BA Capital in connection with its participation in designating a member to serve on the Company's Board of Directors, as follows:

                                        Shares of Class B     % Common Stock
                                        -----------------     --------------
    Reporting Person                      Common Stock
    ----------------                      ------------
   1.  BA Capital                           2,877,246              8.3%

   2.  BA SBIC Management                   2,877,246              8.3%

   3.  BA Equity Management                 2,877,246              8.3%

   4.  BA Equity Management GP              2,877,246              8.3%
   5.  Walter W. Walker, Jr.*               2,877,246              8.3%
   6.  Bank of America                      2,877,246              8.3%

* Mr. Walker disclaims such beneficial ownership.

         (b) BA Capital has sole voting and dispositive power with respect to 2,877,246 shares of Class B Common Stock.

                  BA SBIC Management is the general partner of BA Capital. Pursuant to the limited partnership agreement for BA Capital, BA SBIC Management has sole voting and dispositive power with respect to 2,877,246 shares of Class B Common Stock.

                  BA Equity Management is the sole member of BA SBIC Management. Pursuant to the operating agreement for BA SBIC Management, BA Equity Management has sole voting and dispositive power with respect to 2,877,246 shares of Class B Common Stock.

                  BA Equity Management GP is the general partner of BA Equity Management. Pursuant to the limited partnership agreement for BA Equity Management, BA Equity Management GP has sole voting and dispositive power with respect to 2,877,246 shares of Class B Common Stock.

                  Walter W. Walker, Jr. is the Managing Member of BA Equity Management GP, in which capacity he has sole voting and dispositive power with respect to 2,877,246 shares of Class B Common Stock. Mr. Walker disclaims such beneficial ownership.

                  As a result of the employment arrangement between Walter W. Walker, Jr. and Bank of America, Bank of America has sole voting and dispositive power with respect to 2,877,246 shares of Class A Common Stock.

                  By the terms of the Company's articles of incorporation, BA Capital may convert, subject to certain restrictions, shares of Class B Common Stock into shares of Class A Common Stock or Class C Common Stock.

         (c) On November 24, 1999, BA Capital sold 500,000 shares of Class A Common Stock at a price per share of $39.00 pursuant to an underwritten public offering of the Company's Class A Common Stock, after having converted 500,000 shares of Class B Common Stock into Class A Common Stock. As of the date of this statement, and as a result of this sale, BA Capital is the beneficial owner of 2,877,246 shares of Class B Common Stock, which includes 6,000 shares of Class A Common Stock held in the form of options granted to BA Capital in connection with its participation in designating a member to serve on the Company's Board of Directors. BA Capital's holdings represent approximately 8.3% of the shares of common stock of the Company currently outstanding. BA Capital's ownership of 2,877,246 shares of Class B Common Stock does not take into account the possible sale by BA Capital of up to an additional 176,250 shares Class B Common Stock in connection with the underwriters' right to purchase additional shares from BA Capital to cover over-allotments pursuant to an underwriting agreement dated November 18, 1999.

         (d) To the knowledge of the Reporting Persons, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock owned by BA Capital.

         (e)      Not applicable.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement dated December 3, 1999, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Walter, W. Walker, Jr. and Bank of America.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    BA CAPITAL COMPANY, L.P.
                    By:     BA SBIC Management, LLC,
                            its general partner
                            By:      BA Equity Management, L.P.,
                                     its sole member
                                     By:      BA Equity Management GP, LLC,
                                              its general partner
                                              By:  /s/ Walter W. Walker, Jr.
                                              ------------------------------
                                              Name:  Walter W. Walker, Jr.
                                              Title: Managing Member

                    BA SBIC MANAGEMENT, LLC
                    By:     BA Equity Management, L.P.,
                            its sole member
                            By:      BA Equity Management GP, LLC,
                                     its general partner
                                     By:  /s/ Walter W. Walker, Jr.
                                     ------------------------------
                                     Name:  Walter W. Walker, Jr.
                                     Title: Managing Member

                    BA EQUITY MANAGEMENT, L.P.
                    By:     BA Equity Management GP, LLC,
                            its general partner
                            By:  /s/ Walter W. Walker, Jr.
                            ------------------------------
                            Name:  Walter W. Walker, Jr.
                            Title: Managing Member

                    BA EQUITY MANAGEMENT GP, LLC
                            By:  /s/ Walter W. Walker, Jr.
                            ------------------------------
                            Name:  Walter W. Walker, Jr.
                            Title: Managing Member

                    /s/ Walter W. Walker, Jr.
                    ------------------------------
                    Walter W. Walker, Jr.

                    BANK OF AMERICA CORPORATION
                            By: /s/ John E. Mack
                            -----------------------------
                            Name:  John E. Mack
                            Title:  Senior Vice President

Date:    December 3, 1999

                                     Annex A
                                     -------

                           BANK OF AMERICA CORPORATION
                             DIRECTORS AND OFFICERS
                             AS OF NOVEMBER 1, 1999

Directors
---------

Charles W. Coker                                  Timm F. Crull
Chairman                                          Retired Chairman and CEO
Sonoco Products Company                           Nestle USA, Inc.
Hartsville, SC                                    Newport Beach, CA

Alan T. Dickson                                   Kathleen F. Feldstein
Chairman                                          President
Ruddick Corporation                               Economics Studies, Inc.
Charlotte, NC                                     Belmont, MA

Paul Fulton                                       Donald E. Guinn
Chairman and CEO                                  Chairman Emeritus
Bassett Furniture Industries, Inc.                Pacific Telesis Group
Winston Salem, NC                                 San Francisco, CA

James H. Hance, Jr.                               C. Ray Holman
Vice Chairman and Chief Financial Officer         Chairman and CEO
Bank of America Corporation                       Mallinckrodt Inc.
Charlotte, NC                                     St. Louis, MO

W. W. Johnson                                     Kenneth D. Lewis
Chairman, Executive Committee                     President
Bank of America Corporation                       Bank of America Corporation
Charlotte, NC                                     Charlotte, NC

Walter E. Massey                                  Hugh L. McColl, Jr.
President                                         Chairman and CEO
Morehouse College                                 Bank of America Corporation
Atlanta, GA                                       Charlotte, NC

Richard M. Rosenberg                              O. Temple Sloan, Jr.
Retired Chairman and CEO                          Chairman
Bank of America Corporation                       General Parts Inc.
San Francisco, CA                                 Raleigh, NC

Meredith R. Spangler                           Ronald Townsend
Trustee and Board Member                       Communications Consultant
Charlotte, NC                                  Jacksonville, FL

Solomon D. Trujillo                            Jackie M. Ward
Chairman, President and CEO                    President and CEO
U S West                                       Computer Generation Incorporated
Denver, CO                                     Atlanta, GA

Virgil R. Williams                             Shirley Young
Chairman and CEO                               Vice President
Williams Group International, Inc.             General Motors Corporation
Stone Mountain, GA                             Detroit, MI

Principal Officers
------------------

Hugh L. McColl, Jr.
Chairman and Chief Executive Officer

James H. Hance, Jr.
Vice Chairman and Chief Financial Officer

Kenneth D. Lewis
President and Chief Operating Officer

Michael J. Murray
President, Global Corporate and Investment
Banking

F. William Vandiver, Jr.
Corporate Risk Management Executive

Address
-------
All Bank of America officers and
directors can be reached c/o:
100 North Tryon Street, Floor 25
Bank of America Corporate Center
Charlotte, NC  28255

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